Women-led

Emerald Coast Brewing Co.

Brewery

Panama City, FL	View Website
Coming Soon	Connect with us

Profile   Data Room   **Discussion**

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THE PITCH

Emerald Coast Brewing Co. is seeking investment to open a location within the bay county area.

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INVESTOR PERKS

Emerald Coast Brewing Co. is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

10% Off Tab Invest $1,000 or more to qualify. *10 of 10 remaining*
Investors will receive 10% off their purchases for the first two years.

15% Off Tab Invest $1,500 or more to qualify. *10 of 10 remaining*
Investors will receive 15% off their purchases for the first two years.

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BUSINESS MODEL

Emerald Coast Brewing Co. will utilize the proven brewing techniques developed by our brew engineers to produce four legacy brev and two seasonal specialty brews in small 6 barrel batches. The latest brewing equipment and technology are utilized in combinatio with tried and true traditional brewing methods. This is to ensure consistently excellent taste, whether packaged in cans or draft kegs.



The business will be classified as a microbrewery/ brewpub, we will sell 75% of our beer on the premises while packaging and selling 25% though outside distribution.

The business will partner with local food trucks to offer an ever changing dining experience to customers. ECBC will also partner with local charities and animal shelters to promote adoptions though on sight interactions.

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OUR MISSION

The Emerald Coast Brewing Co. will be a micro-brewery incorporated as a limited liability company. ECBC is a woman owned business operated by a passionate group of professionals whose collective love for community and craft beer was spark that brought about Emerald Coast Brewing Company LLC.



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We will feature a large range of craft brews while partnering with local food trucks to bring new and inviting dining options every night.

We aim to promote community health through charitable events and business partnerships.

Promote a community inclusive atmosphere for all who walk through our doors.

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OUR STORY

Emerald Coast Brewing Co. started as a project when an unlikely team of two Marine veterans , two nurses, two engineers and two service dogs, who all shared a passion of quality craft brews (ok, so not so much the dogs but they do enjoy waste product treats) and genuine social atmospheres. As a team we wanted to create a community-centric environment in which we can share these passions with others in the Panama City community. Starting small, our group of unconventional and passionate home brewers is working to create quality brews with a goal of branching out for creative recipes for brews, meads and seltzers. We're striving to create a variety of deliciously crafted beverages that can bring people together.

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THE TEAM

Shannon
Owner
A 6 year Marine veteran with 10 years of managment and logistical experience, associates degree in buisness managment, and a bachelors in transportation and logistics management. Shannon is a goofy and easy going soul who has learned a very important fa in all her world travels and cross country adventures. "A good craft brew brings people together"!

Bryan
Brew Engineer
A 22 year retired Marine with 6 years brewing experience and recipe creation know how. With an expertise in Stouts and Lagers. Bry is a laid back dive junkie who is passionate about helping veterans transition from active service. Brewery's are a great place for vet ans to come together from all services and all era's. A place where they can pass knowledge and help guide generations of veterans towards a better future.

Bobby
Brew Engineer
A graduate in engineering from The Ohio State University, with 4 years brewing experience with an expertise in IPA's and Meads. Bo by is a hard working and creative person who doesn't let his disability stop him from pursuing his passions. With his shaggy service dog Charlie by his side Bobby has created a delicious array of craft brews to showcase at ECBC.

Chris
Brew Engineer
A graduate in engineering from The Ohio State University, with 4 years brewing experience with an expertise in Ales, Meads, and Seltzers. Chris loves to be on the water, he is an serious fisherman and boater. His passion for the life of fishing is only rivaled by his passion for brewing beer.

Sarah
Owner
Sarah has been an ICU nurse for 9 years. In March of 2020, Sarah found herself responding as a covid crisis ICU nurse in NYC. She followed the pandemic over the next year through Arizona, South Carolina, Michigan and California. In an effort to stay connected to loved ones while quarantining, Sarah engaged with family through video homebrew sessions. During this time Sarah's brothers aide her knowledge of home brewing skills and together they collaborated on recipes and ideas. Conceptualizing plans for Emerald Coas Brewing Co. gave Sarah purpose and an outlet for productivity in isolation downtime. Having conducted extensive amounts of re-search regarding functional designs and marketing strategies, her dream is to create an accessible, community driven brewery with friends and family.

Jack
ECBC Service Dog
Jack is a hard working service dog for Marine combat veteran and brew engineer Bryan. He enjoys good belly rubs, hiking through t woods, and watching his dad brew beer. Jack is an important part of our team and the inspiration behind the name of our soon to b finished stout beer.

Charlie
ECBC Service Dog
Charlie is a service pup in training for brew engineer Bobby who has nemaline myopathy. She works hard helping bobby with every day tasks that would be impossible to him without her assistance. Charlie is our official cheerleader who loves the beach and spend ing her free time swimming in the water. She is our inspiration behind the name of our first brew the Shaggy Blonde Ale.
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Emerald Coast Brewing Co. is not accepting investment.

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EMERALD COAST BREWING CO

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Data Room

Intended Use of Funds

Target Raise Maximum Raise

Operating Capital	$25,200
Real Estate	$45,300
Mainvest Compensation	$4,500
Total	**$75,000**

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$547,500	$574,875	$615,116	$645,871	$665,246
Cost of Goods Sold	$164,250	$172,462	$184,534	$193,760	$199,572
Gross Profit	$383,250	$402,413	$430,582	$452,111	$465,674
EXPENSES					
Rent	$10,800	$9,225	$9,455	$9,691	$9,933
Utilities	$3,600	$3,780	$4,044	$4,246	$4,373
Insurance	$2,400	$2,460	$2,521	$2,584	$2,648
Repairs & Maintenance	$2,400	$2,520	$2,696	$2,830	$2,914
Legal & Professional Fees	$1,800	$1,845	$1,891	$1,938	$1,986
Operating Profit	$362,250	$382,583	$409,975	$430,822	$443,820

This information is provided by Emerald Coast Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

ECBC Serving tanks.pdf

2021 Balance Sheet

Emerald Coast Brewing Co. Buisness Plan.docx

Investment Round Status

Target Raise	$75,000
Maximum Raise	$107,000
Amount Invested	$0
Investors	0
Investment Round Ends	July 23, 2021

Summary of Terms

Legal Business Name	Emerald Coast Brewing Company LL
Investment Structure	Revenue Sharing No
Investment Multiple	1.4
Business's Revenue Share	5%-7.1
Minimum Investment Amount	$10
Repayment Schedule	Quarter
Securitization	Nor

Emerald Coast Brewing Co. is not accepting investment.

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Financial Condition

Currently ECBC has a cash in had capitol of $50,000, and has promised investment capitol of $100,000 from an investor who is a family member. Currently ECBC has now Debt free and has currently only spent a total of $5,000 on initial start up fees and equipment costs.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Emerald Coast Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Emerald Coast Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Emerald Coast Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Emerald Coast Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Emerald Coast Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Emerald Coast Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Emerald Coast Brewing Co.. Furthermore, if the founders or other key personnel of Emerald Coast Brewing Co. were to leave Emerald Coast Brewing Co. or become unable to work, Emerald Coast Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Emerald Coast Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Emerald Coast Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Emerald Coast Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Emerald Coast Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Emerald Coast Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Emerald Coast Brewing Co.'s financial performance or ability to continue to operate. In the event Emerald Coast Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Emerald Coast Brewing Co. no

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Emerald Coast Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Emerald Coast Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Emerald Coast Brewing Co. will carry some insurance, Emerald Coast Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against at least at a reasonable cost. Therefore, Emerald Coast Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Emerald Coast Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Emerald Coast Brewing Co.'s management will coincide: you both want Emerald Coast Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Emerald Coast Brewing Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Emerald Coast Brewing Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Emerald Coast Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Emerald Coast Brewing Co. or management), which is responsible for monitoring Emerald Coast Brewing Co.'s compliance with the law. Emerald Coast Brewing Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Emerald Coast Brewing Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Emerald Coast Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Emerald Coast Brewing Co., and the revenue of Emerald Coast Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Emerald Coast Brewing Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Emerald Coast Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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Emerald Coast Brewing Co. is not accepting investment.
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